EXHIBIT 8.2

ERNST & YOUNG

April 30, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 16-F of Form 20-F dated April 30, 2013, of Embotelladora Andina S.A. (“Andina”) and are in agreement with the statements contained in the section titled “Previous independent registered public accounting firm”, except that we have no basis to agree or disagree with the statement that Andina’s Board of Directors participated in and approved the decision to change its independent public accounting firm. We have no basis to agree or disagree with other statements of the registrant contained in the section titled “New independent registered public accounting firm”.

/s/ Ernst & Young Limitada
Santiago, Chile